SECRETARY’S CERTIFICATE

I, Steve Andersen, Secretary of the Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Real Estate Fund”), hereby certify that the following resolutions were adopted by the Board of Directors, including a majority of the directors who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended, pursuant to a unanimous written consent of the Board of Directors in lieu of meeting effective September 23, 2019.

RESOLVED,          that after consideration of all factors deemed relevant by the Real Estate Fund’s Board of Directors (“Board”), the Real Estate Fund’s Board, including a majority of its Board members who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Directors”), hereby approves the fidelity bond detailed below and authorizes the appropriate officers of the Real Estate Fund to obtain a fidelity bond covering each officer and employee of the Real Estate Fund against larceny and embezzlement, in the amount of $1,700,000, to be issued by Continental Casualty Company (CNA) for a premium of approximately $5,950 for the period beginning on October 1, 2019 and ending on October 1, 2020; and further

RESOLVED,          that the appropriate officers of the Real Estate Fund be, and each hereby is, authorized to increase the amount of fidelity bond coverage from time to time to ensure adequate coverage based upon the value of the Real Estate Fund’s assets and to enable the Real Estate Fund to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

RESOLVED,          that the Secretary of the Real Estate Fund or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED,          that the appropriate officers of the Real Estate Fund be, and each hereby is, authorized to make any and all payments and do any and all such further acts, in the name of the Real Estate Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of Counsel, in connection with or in furtherance of the foregoing resolutions.

The approved fidelity bond includes a rider which provides for an automatic increase in coverage based on the Real Estate Fund’s assets under management in accordance with Rule17g-1 of the 1940 Act.  A premium of $5,950 was paid for the fidelity bond for the period from October 1, 2019 through October 1, 2020.

/s/ Steve Andersen	October 1, 2019
Steve Andersen	Date
Secretary of the Real Estate Fund

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